Exhibit 3.1

Amendment to

Amended and Restated By-Laws

of

Epizyme, Inc.

The Amended and Restated By-laws of Epizyme, Inc. be and hereby are amended by adding thereto a new Section 5.9 as follows:

“Section 5.9. Forum Selection By-law. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim arising pursuant to any provision of the Certificate of Incorporation or these By-laws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. This Section 5.9 does not apply to claims arising under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any other claim for which the federal courts have exclusive jurisdiction.”

Adopted by the Board of Directors of Epizyme, Inc. on June 26, 2022.